Mail Stop 0306


December 9, 2004


Via Facsimile and U.S. Mail

Mr. Kiran Patel
Executive Vice President and Chief Financial Officer
Solectron Corporation
847 Gibraltar Drive
Milpitas, California 95035


	Re: 	Solectron Corporation
		Form 10-K for the year ended August 27, 2004
      Filed November 5, 2004
		Form 8-K dated September 28, 2004
      SEC File No. 001-11098


Dear Mr. Patel:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K as of September 28, 2004

1. We note that you present your statement disclosing why non-GAAP financial information is utilized in your press release. Please revise future filings to include these disclosures in your Item
2.02
Form 8-K.

2. Additionally, please revise your disclosures to explain why each
individual non-GAAP measure presented is useful to an investor in accordance with Item 10(e)(i) of Regulation S-K. Also, discuss how management uses the measure and the limitations of using this measure. We believe that your current presentation is unclear to investors. Please note that since you provide your non-GAAP reconciliation in the form of a statement of operations, separate disclosures would be required for each non-GAAP measure created by that presentation. Please provide your proposed disclosures in a supplemental response.
*    *    *    *
      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Lynn Dicker, Staff Accountant, at (202) 824-5264 or me at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.

							Sincerely,


							Daniel L. Gordon
							Accounting Branch Chief
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Mr. Kiran Patel
Solectron Corporation
December 9, 2004
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